Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279329

Prospectus Supplement No. 17

(to prospectus dated June 5, 2024)

1,331,452 Shares of Common Stock

This prospectus supplement amends and supplements the prospectus of Carmell Corporation (“we,” “us,” or “our”) dated June 5, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-279329). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “CTCX.” On May 9, 2025, the last reported sale price of our common stock was $0.153 per share.

We are a “smaller reporting company” and have elected to comply with certain reduced public company reporting requirements. In addition, we are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under “Risk Factors” beginning on page 7 of Prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2025

Longevity Health Holdings, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40228	86-1645738
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2403 Sidney Street, Suite 300
Pittsburgh, Pennsylvania		15203
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 412 894-8248

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XAGE	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	XAGEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On May 9, 2025, Longevity Health Holdings, Inc., a Delaware corporation (the “Company”), filed a certificate of amendment to the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”), with the Secretary of State of the State of Delaware to effect a 1-for-30 reverse stock split of the shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), effective as of 9:00 a.m., Eastern Time, on May 12, 2025 (the “Reverse Stock Split” and the effective time of the Reverse Stock Split, the “Effective Time”). The Certificate of Amendment did not amend the number of authorized shares of Common Stock, which will remain unchanged at 250,000,000 shares. The Common Stock is expected to begin trading on a post-split basis on the Nasdaq Capital Market (“Nasdaq”) as of the open of trading on May 14, 2025. The ticker symbol for the Common Stock will remain “XAGE”. In connection with the Reverse Stock Split, the CUSIP number for the Common Stock has been changed to 142922 129. The CUSIP number for the Company's publicly traded warrants will not change.

As previously disclosed, the Company’s stockholders approved the Certificate of Amendment to effect the Reverse Stock Split at the Special Meeting of Stockholders held on March 24, 2025 (the “Special Meeting”). Following the Special Meeting, the Company’s Board of Directors (the “Board”) determined to effect the Reverse Stock Split at a ratio of 1-for-30.

At the Effective Time, every 30 shares of Common Stock issued and outstanding immediately prior to the Effective Time were automatically combined into one issued and outstanding share of Common Stock, without any change in the par value per share. No fractional shares will be issued as a result of the Reverse Stock Split. Instead, any fractional shares of Common Stock that would have otherwise resulted from the Reverse Stock Split will be rounded up to the nearest whole share.

Proportional adjustments will be made to the number of shares of common stock issuable upon exercise of the Company's outstanding stock options and warrants, as well as the applicable exercise prices, and to the number of shares issuable under the Company’s 2023 Equity Incentive Plan.

The information set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 12, 2025, the Company issued a press release, announcing the Reverse Stock Split and the ratio for the Reverse Stock Split at 1-for-30. A copy of such press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information furnished under this Item 7.01 of this Current Report on Form 8-K and the exhibit attached hereto are deemed to be “furnished” and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information and exhibits be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
3.1	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Longevity Health Holdings, Inc., effective May 12, 2025.
99.1	Press release issued by Longevity Health Holdings, Inc., dated May 12, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Longevity Health Holdings, Inc.

Date:	May 12, 2025	By:	/s/ Bryan J. Cassaday
Bryan J. Cassaday Chief Financial Officer

EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LONGEVITY HEALTH HOLDINGS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Longevity Health Holdings, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

On January 30, 2025, a resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment at a special meeting of stockholders held on March 24, 2025, in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED: That Section 4.1 of ARTICLE IV of the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be and hereby is further amended by deleting the first paragraph thereof and inserting in its place the following:

“The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 270,000,000 shares, consisting of (a) 250,000,000 shares of common stock (the “Common Stock”) and (b) 20,000,000 shares of preferred stock (the “Preferred Stock”).

That, effective at 9:00 a.m., Eastern Time, on May 12, 2025 (the “Effective Time”), a one-for-thirty reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each thirty (30) shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time (“Old Common Stock”) shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”).

No fractional shares of New Common Stock will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional shares to the nearest whole share of New Common Stock. No stockholders will receive cash in lieu of fractional shares.

Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the largest whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraphs. Any certificate for one or more shares of the Old Common Stock not so surrendered shall be deemed to represent one share of the New Common Stock for each thirty (30) shares of the Old Common Stock previously represented by such certificate.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chairman and Chief Executive Officer this 9thday of May, 2025.

LONGEVITY HEALTH HOLDINGS, INC.

By: /s/ Rajiv Shukla

Name: Rajiv Shukla

Title: Chairman and Chief Executive Officer

EXHIBIT 99.1

Longevity Health Holdings, Inc. Announces Reverse Stock Split

Pittsburgh, PA – May 12, 2025 – Longevity Health Holdings, Inc. (NASDAQ: XAGE) (“Longevity” or the “Company”), a bio-aesthetics company focused on longevity and healthy aging, today announced that it has resolved to effect a reverse stock split of the Company’s common stock and has determined the ratio to be 1-for-30. The Company’s stockholders approved the reverse stock split and granted the Longevity board of directors the authority to determine the exact split ratio and when to proceed with the reverse stock split at the Company’s Special Meeting of Stockholders held on March 24, 2025.

The reverse stock split became effective on May 12, 2025, at 9:00 a.m., Eastern Time (the “Effective Time”), and the Company’s common stock is expected to begin trading on a split-adjusted basis on the Nasdaq Capital Market (“Nasdaq”) as of the open of trading on May 14, 2025, under the existing ticker symbol “XAGE”. The new CUSIP number for the Company’s common stock will be 142922 129. The CUSIP number for the Company's publicly traded warrants will not change.

At the Effective Time, every 30 shares of the Company’s common stock issued and outstanding immediately prior to the Effective Time were automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. The reverse stock split reduced the number of outstanding shares of the Company’s common stock from approximately 30.1 million shares to approximately 1 million shares.

No fractional shares of common stock will be issued in connection with the reverse stock split. If as a result of the reverse stock split, a stockholder of record would otherwise hold a fractional share, the fractional share resulting from the reverse stock split will be rounded up to the nearest whole share. The Company’s transfer agent, Continental Stock Transfer & Trust Company, will serve as the exchange agent for the reverse stock split. Registered stockholders holding pre-split shares of the Company’s common stock electronically in book-entry form are not required to take any action to receive post-split shares. Those stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the reverse stock split, subject to each broker’s particular processes, and will not be required to take any action in connection with the reverse stock split.

Proportional adjustments will be made to the number of shares of common stock issuable upon exercise of the Company's outstanding stock options and warrants, as well as the applicable exercise prices, and to the number of shares issuable under the Company’s 2023 Equity Incentive Plan.

Additional information about the reverse stock split can be found in Longevity’s definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on February 10, 2025, a copy of which is available at www.sec.gov.

About Longevity Health Holdings, Inc.

Longevity Health Holdings, Inc. (NASDAQ: XAGE) is a bio-aesthetics company focused on longevity and healthy aging. Longevity has two cosmetic product lines, Carmell SecretomeTM and Elevai ExosomesTM, that support skin and hair health. All of Longevity’s cosmetic skincare and haircare products are tailored to meet the demanding technical requirements of professional care providers and discerning retail consumers. Longevity sells its products in the United States through three distinct channels, including business-to-business, direct-to-consumer and distributor sales channels.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended to date. Forward-looking statements can be identified by words such as “may,” “might,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “seeks,” “intends,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements we make regarding the effective date of the reverse stock split, the date the Company’s common stock is expected to begin trading on a split-adjusted basis on Nasdaq, and other statements that are not purely statements of historical fact. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that we may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, those described under the header “Risk Factors” in the Annual Report on Form 10-K filed by Longevity with the SEC on March 31, 2025, and in our other reports filed with the SEC. Most of these factors are outside of Longevity’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. Except as required by law, we undertake no obligation to publicly update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contact:

Bryan Cassaday

bcassaday@healthxage.com